TAKE ME TO TARZANA, LLC

Financial Statements For The Period of Inception to December 31, 2019

TAKE ME TO TARZANA, LLC
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

		2019
CURRENT ASSETS		
Cash	$	992
TOTAL CURRENT ASSETS		992
TOTAL ASSETS		992

LIABILITIES AND MEMBERS' EQUITY

		2019
CURRENT LIABILITIES		
Accounts Payable		23,798
Note Payble		11,500
Discount on Note Payable		(1,125)
TOTAL CURRENT LIABILITIES		34,173
TOTAL LIABILITIES		34,173
MEMBERS' EQUITY		
Contributed Capital		252,752
Owners' Draws		(250)
Retained Earnings		(285,683)
TOTAL MEMBERS' EQUITY		(33,181)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	992

See accompanying notes.

TAKE ME TO TARZANA, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2019

	2019
Operating Expense	
Salaries & Wages	175,687
General & Adminstrative	90,593
Legal & Professional	18,664
Selling & Marketing	2,308
	287,251
Other Income (Expense)	
Interest Expense	(861)
Tax Expense	(800)
Other Income	3,230
Net Income	$ (285,683)

See accompanying notes.

TAKE ME TO TARZANA, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2019

		2019
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(285,683)
Change in Accounts Payable		23,798
Net Cash Flows From Operating Activities		(261,885)
Cash Flows From Financing Activities		
Change in Contributed Capital		252,752
Change in Owners' Draw		(250)
Issuance of Notes Payable		10,375
Net Cash Flows From Financing Activities		262,877
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		992
Cash at End of Period	$	992

TAKE ME TO TARZANA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
REVIEWED FINANCIAL STATEMENTS FOR THE PERIOD OF INCEPTION TO DECEMBER 31, 2019

	Contributed Capital	Owners' Draws	Retained Earnings	Total Members' Equity
Balance at Inception	- $	- $	- $	- $ -
Contributed Capital	252,752			252,752
Owner's Draws		(250)		(250)
Net Income				(285,683)
Balance at December 31, 2019	$ 252,752	$ (250)	$ -	$ (33,181)

See accompanying notes.

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Take me to Tarzana, LLC. ("the Company") is a limited-liability corporation organized under the laws of the State of California. The Company's objective is to create, develop and produce feature films that appeal to audiences of all ages.

The Company was founded on February 8, 2019 and the above unaudited financials begin at that inception date. The Company is headquartered in Los Angeles.

The Company will conduct an equity crowdfund offering for the purpose of raising capital. The Company's ability to continue as a going concern or to achieve management's objects may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of a new product including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's production will be successfully commercialized. Developing and commercializing a product requires significant capital. Based on the current operating plan, the cash on hand at December 31, 2019, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements are issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's initial tax filling will be due in early 2020.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's initial tax filings in the State of California will be due in 2020.

NOTE C- DEBT

In 2019, the Company issued a $11,500 promissory note with a stated interest rate of 5% per annum and a term of one year. Interest and legal fees associated with the note were paid upon issuance. These items are reflected on the balance sheet as a discount on note payable. Amortization of the discount is reported on the income statement as interest expense.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 2, 2020 the date that the financial statements were available to be issued.